Via EDGAR

November 1, 2022

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund, Inc., File No. 811-23688

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 31, 2022 with respect to the preliminary proxy statement filed on October 25, 2022 by the Fund with the Commission under cover of Schedule 14A as form type PREC14A (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Preliminary Proxy Statement states that “[i]n the event a quorum is present at the Meeting but sufficient votes to approve any of the proposed items are not received, the presiding officer of the Meeting may decide to adjourn the Meeting without any action by the shareholders to permit further solicitation of proxies. Additionally, the presiding officer of the Meeting may decide to adjourn the Meeting without any action by the shareholders whenever the requisite quorum has not been obtained to permit further solicitation of proxies.” Please clarify whether the presiding officer has the power to unilaterally adjourn the meeting without shareholder action. Article II, Section VIII of the Fund’s bylaws appears to require a shareholder vote. If so, please revise this disclosure accordingly and confirm your understanding that proxies granted to management do not carry discretionary authority under Rule 14a-4(c) to vote on adjournment as described in this disclosure. The Staff does not consider adjournment to be a matter “incident to the conduct of the meeting“ within the meaning of Rule 14a-4(c)(7) in a proxy contest.

United States Securities and Exchange Commission
Division of Investment Management
November 1, 2022

Response: The Fund acknowledges the Staff’s comment and respectfully notes that the Preliminary Proxy Statement states that the presiding person may adjourn shareholder meetings without any action by the shareholders.

Under the Amended and Restated By-Laws of the Fund (the “By-Laws”), the presiding person of the Fund’s shareholder meeting has the non-exclusive authority to adjourn such meeting in either event set forth in the above statements.

Pursuant to Article II, Section 5 of the By-Laws, the presiding person at a shareholder meeting may make any “determinations that may be appropriate to the conduct of the meeting.” It is generally understood that adjournment falls within the “conduct of the meeting.” See, e.g., The American Bar Association, Handbook for the Conduct of Shareholders’ Meetings § 12 (3d ed. 2021) (addressing adjournments). The Fund is incorporated in Puerto Rico, whose courts generally look to Delaware jurisprudence in interpreting Puerto Rico’s corporate law. See Llorens v. Arribas, 184 D.P.R. 32, 49–50 (2011). Delaware courts have consistently ruled that the presiding officer of a meeting has the power to adjourn the meeting in a variety of circumstances.1 No provision of the Fund’s Certificate of Incorporation, as amended, or the By-Laws purports to limit the authority of the presiding person nor give exclusive authority to shareholders to adjourn meetings.2

Further, in the recently decided Ocean Capital, LLC v. Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. et al., the Puerto Rico court did not dispute that the meetings of other funds from the same fund family as the Fund3—and with substantially identical organizational documents—were validly adjourned by the presiding officer in connection with other proxy contests involving Ocean Capital LLC: “In fact, it appears from the stipulated documents that each meeting was validly adjourned for the articulated purpose of providing the Funds and Ocean Capital with additional time (so that they could seek shareholder proxies to establish a quorum on the next scheduled meeting date).”4 Ocean Capital subsequently appealed the dismissal to the Court of Appeals of the Commonwealth of Puerto Rico, which affirmed the lower court's determination.5 Ocean Capital afterwards appealed to the Supreme Court of Puerto Rico, which denied Ocean Capital’s appeal on October 21, 2022.6

1 See Portnoy v. Cryo-Cell Int’l Inc., 940 A.2d 43, 77 (Del. Ch. 2008) (“In my view, [plaintiff] is not positioned to contest [the presiding individual’s] authority to ‘decide all procedural issues regarding the conduct of the meeting, including adjournment,’ so long as she did so in good faith.”); State of Wisconsin Inv. Bd. V. Peerless Sys. Corp., C.A. No. 17637 (Del. Ch. Dec. 4, 2000), reargument denied, C.A. No. 17637 (Del. Ch. Jan. 5, 2001).

2 Article II, Section 8 of the By-Laws provides only permissive—but not exclusive—authority to shareholders to adjourn meetings: “If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.”

3 Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., and Puerto Rico Residents Tax-Free Fund VI, Inc.

4 Ocean Capital, LLC v. Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., SJ2022CV01116 (consolidated with SJ2022CV01117 and SJ2022CV01118) at p. 17.

5 Ocean Capital, LLC v. Tax-Free Fixed Income Fund For Puerto Rico Residents, Inc., KLAN202200249, 2022 WL 3210456 (TCA).

6 Ocean Capital, LLC v. Tax-Free Fixed Income Fund For Puerto Rico Residents, Inc., CC-2022-0514.

PRRTFF I SEC RESPONSE LTR 000002

United States Securities and Exchange Commission
Division of Investment Management
November 1, 2022

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Alexandre-C. Manz, General Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

PRRTFF I SEC RESPONSE LTR 000003